UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 16, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated October 16, 2023 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the unaudited standalone and consolidated financial results of the Bank for the second quarter ended September 30, 2023.

October 16, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on October 16, 2023

In continuation to our intimation dated October 6, 2023, wherein it was informed that meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) will be held on Sunday, October 15, 2023 and Monday, October 16, 2023.

We wish to inform you that the Board of Directors of the Bank at its adjourned meeting held on October 16, 2023 deliberated on the unaudited standalone and consolidated financial results of the Bank for the second quarter ended September 30, 2023 and approved the same.

Pursuant to Regulation 33 and other applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the unaudited standalone and consolidated financial results of the Bank for the second quarter ended September 30, 2023 (“Results”), along with segment reporting and the Limited Review Report of the Joint Statutory Auditors in this regard.

Please note that the deliberations concluded at 3:40 p.m. (IST).

The press release for the same is attached herewith.

This is for your information and appropriate dissemination.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2023

		(₹ in lac)
		Quarter ended			Half year ended		Year ended 31.03.2023
		30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022
Particulars		Unaudited	Unaudited	Audited	Unaudited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	6769839	4858681	3858638	11628520	7375842	16158555
	a) Interest / discount on advances / bills	5429450	3800795	3040939	9230245	5781167	12709586
	b) Income on investments	1163951	891124	770193	2055075	1489550	3131116
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	41291	79185	16024	120476	45648	99679
	d) Others	135147	87577	31482	222724	59477	218174
2	Other income	1070784	922986	759558	1993770	1398381	3121483
3	Total Income (1)+(2)	7840623	5781667	4618196	13622290	8774223	19280038
4	Interest Expended	4031316	2498774	1756522	6530090	3325584	7474331
5	Operating Expenses (i)+(ii)	1539919	1405691	1122457	2945610	2172638	4765209
	i) Employees cost	517019	478207	352383	995226	702407	1551236
	ii) Other operating expenses	1022900	927484	770074	1950384	1470231	3213973
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	5571235	3904465	2878979	9475700	5498222	12239540
7	Operating Profit before Provisions and Contingencies (3)-(6)	2269388	1877202	1739217	4146590	3276001	7040498
8	Provisions (other than tax) and Contingencies	290383	286003	324013	576386	642786	1191967
9	Exceptional Items	—	—	—	—	—	—
10	Profit from Ordinary Activities before tax (7)-(8)-(9)	1979005	1591199	1415204	3570204	2633215	5848531
11	Tax Expense (Refer note 13)	381394	396022	354626	777416	653038	1437660
12	Net Profit from Ordinary Activities after tax (10)-(11)	1597611	1195177	1060578	2792788	1980177	4410871
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	1597611	1195177	1060578	2792788	1980177	4410871
15	Paid up equity share capital (Face Value of ₹ 1/- each)	75818	55918	55700	75818	55700	55797
16	Reserves excluding revaluation reserves						27964105
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.54%	18.93%	16.92%	19.54%	16.92%	19.26%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.13	21.40	19.07	42.46	35.64	79.25
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.02	21.28	19.00	42.23	35.50	78.89
	(iv) NPA Ratios:
	(a) Gross NPAs	3157789	1906412	1830100	3157789	1830100	1801903
	(b) Net NPAs	807279	477687	488267	807279	488267	436843
	(c) % of Gross NPAs to Gross Advances	1.34%	1.17%	1.23%	1.34%	1.23%	1.12%
	(d) % of Net NPAs to Net Advances	0.35%	0.30%	0.33%	0.35%	0.33%	0.27%
	(v) Return on assets (average) - not annualized	0.50%	0.51%	0.51%	1.00%	0.97%	2.07%
	(vi) Net worth	39723231	28638820	24699703	39723231	24699703	27306304
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	1.25	0.44	0.38	1.25	0.38	0.39
	(x) Total Debts to Total Assets	20.98%	8.37%	9.29%	20.98%	9.29%	8.38%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Half year ended		Year ended 31.03.2023
		30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022
Particulars		Unaudited	Unaudited	Audited	Unaudited	Audited	Audited
1	Segment Revenue
a)	Treasury	1589767	1053787	790995	2643554	1528959	3432291
b)	Retail Banking:	6085902	4293948	3512514	10379850	6681077	14227315
	(i) Digital Banking*	76	62		138		64
	(ii) Other Retail Banking	6085826	4293886		10379712		14227251
c)	Wholesale Banking	4729862	2973191	2166944	7703053	4032025	9436608
d)	Other Banking Operations	727003	695009	644952	1422012	1243421	2597931
e)	Unallocated	—	—	—	—	—	—
	Total	13132534	9015935	7115405	22148469	13485482	29694145
	Less: Inter Segment Revenue	5291911	3234268	2497209	8526179	4711259	10414107

	Income from Operations	7840623	5781667	4618196	13622290	8774223	19280038

2	Segment Results
a)	Treasury	182349	135490	1226	317839	27843	209649
b)	Retail Banking:	593860	356906	307750	950766	577800	1416354
	(i) Digital Banking*	(31)	(32)		(63)		(85)
	(ii) Other Retail Banking	593891	356938		950829		1416439
c)	Wholesale Banking	980487	884819	922187	1865306	1658851	3364199
d)	Other Banking Operations	277438	275789	193722	553227	418475	968453
e)	Unallocated	(55129)	(61805)	(9681)	(116934)	(49754)	(110124)

	Total Profit Before Tax	1979005	1591199	1415204	3570204	2633215	5848531

3	Segment Assets
a)	Treasury	79250541	64950758	56105272	79250541	56105272	64110856
b)	Retail Banking:	131725652	78013721	70443866	131725652	70443866	75606877
	(i) Digital Banking*	4687	3777		4687		4022
	(ii) Other Retail Banking	131720965	78009944		131720965		75602855
c)	Wholesale Banking	120367134	97242820	86839715	120367134	86839715	97368982
d)	Other Banking Operations	8622563	8518039	8163556	8622563	8163556	8074870
e)	Unallocated	1665131	1443962	1236927	1665131	1236927	1446563

	Total	341631021	250169300	222789336	341631021	222789336	246608148

4	Segment Liabilities
a)	Treasury	13401231	7964237	10952287	13401231	10952287	7330877
b)	Retail Banking:	185602326	163183242	141573723	185602326	141573723	159073252
	(i) Digital Banking*	5001	4004		5001		4166
	(ii) Other Retail Banking	185597325	163179238		185597325		159069086
c)	Wholesale Banking	96673478	44557093	41751119	96673478	41751119	46455276
d)	Other Banking Operations	747252	694972	678726	747252	678726	701864
e)	Unallocated	4703750	4388297	2422343	4703750	2422343	5026977

	Total	301128037	220787841	197378198	301128037	197378198	218588246

5	Capital and Reserves	40502984	29381459	25411138	40502984	25411138	28019902

6	Total (4)+(5)	341631021	250169300	222789336	341631021	222789336	246608148

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
	As at 30.09.2023	As at 30.09.2022	As at 31.03.2023
Particulars	Unaudited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	75818	55700	55797
Reserves and Surplus	40427166	25355438	27964105
Deposits	217285776	167340798	188339465
Borrowings	71677499	20687834	20676556
Other Liabilities and Provisions	12164762	9349566	9572225

Total	341631021	222789336	246608148

ASSETS
Cash and Balances with Reserve Bank of India	15414254	8803058	11716077
Balances with Banks and Money at Call and Short notice	3292795	1373679	7660431
Investments	72343590	51911588	51700143
Advances	233123293	147987322	160058590
Fixed Assets	1014263	660419	801655
Other Assets	16442826	12053270	14671252

Total	341631021	222789336	246608148

2	Statement of Cash flow is given below:

	(₹ in lac)
	Half year ended		Year ended 31.03.2023
	30.09.2023	30.09.2022
Particulars	Unaudited	Audited	Audited
Cash flows from operating activities:
Profit before income tax	3570204	2633215	5848531
Adjustments for:
Depreciation on fixed assets	140398	106028	224248
(Profit) / loss on revaluation of investments	(72012)	90063	54582
Amortisation of premium on held to maturity investments	42080	40404	85120
(Profit) / loss on sale of fixed assets	(3530)	553	(829)
Provision / charge for non performing assets	560289	660536	1178738
Provision for standard assets and contingencies	16097	12843	13227
Dividend from subsidiaries	(67529)	(40924)	(81098)
Employee Stock Options / Units expense	59768	19261	74890

	4245765	3521979	7397409

Adjustments for:
Increase in investments	(7348435)	(6535188)	(6333089)
Increase in advances	(13067180)	(11765574)	(24355264)
Increase in deposits	13220391	11419055	32417721
Increase in other assets	(250396)	(3375973)	(5940935)
Increase / (decrease) in other liabilities and provisions	(159564)	926330	1093070

	(3359419)	(5809371)	4278912

Direct taxes paid (net of refunds)	(847275)	(725746)	(1547573)

Net cash flow (used in) / from operating activities	(4206694)	(6535117)	2731339

Cash flows from investing activities:
Purchase of fixed assets	(153638)	(118651)	(328047)
Proceeds from sale of fixed assets	4855	1443	4061
Dividend from subsidiaries	67529	40924	81098

Net cash flow used in investing activities	(81254)	(76284)	(242888)

Cash flows from financing activities:
Proceeds from issue of share capital, net of issue expenses	353464	227771	341583
Proceeds from exercise of convertible equity warrants	319281	—	—
Proceeds from issue of Tier 1 and Tier 2 capital bonds	—	300000	2300000
Redemption of Tier 1 and Tier 2 capital bonds	—	(1147700)	(1147700)
Increase in other borrowings	3238285	2998288	978761
Dividend paid during the period	(840442)	(860452)	(860452)

Net cash flow from financing activities	3070588	1517907	1612192

Effect of exchange fluctuation on translation reserve	7014	37537	43171

Net increase / (decrease) in cash and cash equivalents	(1210346)	(5055957)	4143814

Cash and cash equivalents taken over on amalgamation	540887	—	—
Cash and cash equivalents as at April 1st	19376508	15232694	15232694
Cash and cash equivalents as at the period end	18707049	10176737	19376508

3

The above financial results have been approved by the Board of Directors at its meeting held on October 16, 2023. The financial results for the quarter and half year ended September 30, 2023 have been subjected to a “Limited Review” by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter and half year ended September 30, 2022 and year ended March 31, 2023 have been subjected to an Audit by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended including relevant circulars issued by the SEBI from time to time.

5

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2023. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investment”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with ROC on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the quarter ended and half year ended September 30, 2023 include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to September 30, 2023 and hence are not comparable with those of the immediately preceding quarter and the corresponding periods of the previous year.

The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in AS-14 “Accounting for amalgamation”. Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ in crore)
Assets taken over
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34

Total assets (A)	773,628.21

Liabilities, reserves and surplus taken over
Equity share warrants	265.64
Reserves and surplus	111,129.66
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33

Total Liabilities, reserves and surplus (B)	773,257.92

Net Assets C = (A-B)	370.29

Consequent upon amalgamation become effective, the authorised share capital of the Bank automatically stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

In relation to the Scheme, the Bank had made applications to RBI seeking certain forbearances / glidepath to commence from the effective date of the merger. The applications were submitted to RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI vide its letters dated April 20, 2023 and August 22, 2023 has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications. The Bank continues to engage with RBI in this regard.

7

During the quarter and half year ended September 30, 2023, the Bank allotted 1,94,70,942 and 3,15,26,962 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

8

During the quarter and half year ended September 30, 2023, the Bank allotted 2,47,75,632 equity shares pursuant to exercise of convertible share warrants issued by eHDFC Limited. As a consequence, the share capital and share premium of the Bank has increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively.

9

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at September 30, 2023 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. March 31, 2023 (A) $	Of (A), aggregate debt that slipped into NPA during the half-year ended September 30, 2023	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e. September 30, 2023^
Personal Loans	6,544.37	497.37	145.65	502.89	5,544.11
Corporate persons	622.76	4.56	1.17	126.37	491.83
Of which, MSMEs	104.84	0.42	0.33	15.32	89.10
Others	866.40	62.94	9.31	171.09	632.37

Total	8,033.53	564.87	156.13	800.35	6,668.31

$ Includes additions of ₹ 2,981.92 crore as on July 01, 2023 on account of amalgamation of eHDFC Limited with the Bank.

# Represents debt that slipped into NPA and was subsequently written off during the half- year ended September 30, 2023.

* Amount paid by the borrower during the half year is net of additions in the borrower account including additions due to interest capitalisation.

^ Excludes other facilities to the borrowers aggregating to ₹ 682.79 crore which have not been restructured.

10	Details of loans transferred / acquired during the quarter ended September 30, 2023 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii)	Details of ratings of SRs outstanding as on September 30, 2023 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	140.93
RR1	CRISIL	100% - 150%	48.84
RR1	India Ratings	100% - 150%	161.41
RR3	India Ratings	50% - 75%	45.82
RR1+	India Ratings	More than 150%	0.15
RR1$	Informeric	100% - 150%	704.70
Unrated			1.08
		Total	1,102.93

$ On account of amalgamation of eHDFC Limited with the Bank

(iii)	Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	28.14
Weighted average residual maturity (in years)	25.89
Weighted average holding period by the originator (in years)	1.45
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	100.00%

The loans acquired are not rated as these are to non-corporate borrowers.

(iv)	The Bank has not acquired any stressed loan.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12

Other operating expenses include commission paid to sales agents of ₹ 1,514.70 crore (previous period: ₹ 1,194.37 crore) and ₹ 2,590.12 crore (previous period: ₹ 2,289.61 crore) for the quarter and half year ended September 30, 2023 respectively.

13

Provision for tax during the quarter and half year ended September 30, 2023 is net of write back of provision no longer required of ₹ 1,006.69 crore, pursuant to favourable appellate order received by the Bank.

14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

15	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: October 16, 2023	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF ENDED SEPTEMBER 30, 2023

		(₹ in lac)
		Quarter ended			Half year ended		Year ended 31.03.2023
		30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022
Particulars		Unaudited	Unaudited	Audited	Unaudited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	7503910	5116814	4092979	12620724	7820360	17075405
	a) Interest / discount on advances / bills	5689657	4045277	3262998	9734934	6204374	13576733
	b) Income on investments	1609181	887700	768084	2496881	1481806	3117330
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	48998	84840	19070	133838	51035	114925
	d) Others	156074	98997	42827	255071	83145	266417
2	Other Income (a)+(b)	3252752	985315	825231	4238067	1518082	3391205
	a) Premium and other operating income from insurance business	1728587	—	—	1728587	—	—
	b) Others	1524165	985315	825231	2509480	1518082	3391205
3	Total Income (1)+(2)	10756662	6102129	4918210	16858791	9338442	20466610
4	Interest Expended	4124991	2595476	1831079	6720467	3466905	7777994
5	Operating Expenses (i)+(ii)+(iii)	4203759	1517771	1214979	5721530	2350487	5153369
	i) Employees cost	778905	595116	463175	1374021	923861	2001685
	ii) Claims and benefits paid including other expenses pertaining to insurance business	2371393	—	—	2371393	—	—
	iii) Other operating expenses	1053461	922655	751804	1976116	1426626	3151684
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	8328750	4113247	3046058	12441997	5817392	12931363
7	Operating Profit before Provisions and Contingencies (3)-(6)	2427912	1988882	1872152	4416794	3521050	7535247
8	Provisions (Other than tax) and Contingencies	331174	329210	376512	660384	743080	1385408
9	Exceptional Items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	2096738	1659672	1495640	3756410	2777970	6149839
11	Tax Expense (Refer note 8)	365500	419347	379381	784847	700044	1534969
12	Net Profit from Ordinary Activities after tax (10)-(11)	1731238	1240325	1116259	2971563	2077926	4614870
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Consolidated Net Profit for the period before minority interest (12)-(13)	1731238	1240325	1116259	2971563	2077926	4614870
15	Less: Minority Interest	50097	3287	3738	53384	7494	15159
16	Consolidated Net Profit for the period attributable to the group (14)-(15)	1681141	1237038	1112521	2918179	2070432	4599711
17	Paid up equity share capital (Face Value of ₹ 1/- each)	75818	55918	55700	75818	55700	55797
18	Reserves excluding revaluation reserves						28887955
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	22.24	22.15	20.01	44.36	37.27	82.64
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	22.12	22.03	19.93	44.12	37.12	82.27

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Half year ended		Year ended 31.03.2023
		30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022
Particulars		Unaudited	Unaudited	Audited	Unaudited	Audited	Audited
1	Segment Revenue
a)	Treasury	1589767	1053787	790995	2643554	1528959	3432291
b)	Retail Banking:	6085902	4293948	3512514	10379850	6681077	14227315
	(i) Digital Banking*	76	62		138		64
	(ii) Other Retail Banking	6085826	4293886		10379712		14227251
c)	Wholesale Banking	4729863	2973191	2166945	7703054	4032026	9436608
d)	Other Banking Operations	727003	695009	644952	1422012	1243421	2597929
e)	Insurance Business**	2601303	—	—	2601303	—	—
f)	Others^	314735	320462	300013	635197	564218	1186574
g)	Unallocated	—	—	—	—	—	—
	Total	16048573	9336397	7415419	25384970	14049701	30880717
	Less: Inter Segment Revenue	5291911	3234268	2497209	8526179	4711259	10414107

	Income from Operations	10756662	6102129	4918210	16858791	9338442	20466610

2	Segment Results
a)	Treasury	182349	135490	1226	317839	27843	209649
b)	Retail Banking:	593860	356906	307750	950766	577800	1416354
	(i) Digital Banking*	(31)	(32)		(63)		(85)
	(ii) Other Retail Banking	593891	356938		950829		1416439
c)	Wholesale Banking	980485	884819	922187	1865304	1658851	3364199
d)	Other Banking Operations	277438	275789	193722	553227	418475	968451
e)	Insurance Business**	64009	—	—	64009	—	—
f)	Others^	53726	68473	80436	122199	144755	301310
g)	Unallocated	(55129)	(61805)	(9681)	(116934)	(49754)	(110124)

	Total Profit Before Tax and Minority Interest	2096738	1659672	1495640	3756410	2777970	6149839

3	Segment Assets
a)	Treasury	79249331	64950758	56105272	79249331	56105272	64110856
b)	Retail Banking:	131735412	78013712	70443866	131735412	70443866	75606877
	(i) Digital Banking*	4687	3777		4687		4022
	(ii) Other Retail Banking	131730725	78009935		131730725		75602855
c)	Wholesale Banking	120359887	97242829	86839715	120359887	86839715	97368982
d)	Other Banking Operations	8621261	8518039	8163558	8621261	8163558	8074869
e)	Insurance Business**	29146588	—	—	29146588	—	—
f)	Others^	7357102	6918457	5568402	7357102	5568402	6435096
g)	Unallocated	1665127	1443962	1236926	1665127	1236926	1446563

	Total	378134708	257087757	228357739	378134708	228357739	253043243

4	Segment Liabilities
a)	Treasury	13399256	7964237	10952286	13399256	10952286	7330877
b)	Retail Banking:	185618250	163183242	141573723	185618250	141573723	159073252
	(i) Digital Banking*	5001	4004		5001		4166
	(ii) Other Retail Banking	185613249	163179238		185613249		159069086
c)	Wholesale Banking	96661653	44557093	41751119	96661653	41751119	46455276
d)	Other Banking Operations	745129	694972	678728	745129	678728	701863
e)	Insurance Business**	28069520	—	—	28069520	—	—
f)	Others^	5803673	5863860	4669316	5803673	4669316	5425220
g)	Unallocated	4703745	4388297	2422345	4703745	2422345	5026977

	Total	335001226	226651701	202047517	335001226	202047517	224013465

5	Capital, Reserves and Minority Interest	43133482	30436056	26310222	43133482	26310222	29029778

6	Total (4)+(5)	378134708	257087757	228357739	378134708	228357739	253043243

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) and HDFC ERGO General Insurance Company Limited.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
	As at 30.09.2023	As at 30.09.2022	As at 31.03.2023
Particulars	Unaudited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	75818	55700	55797
Reserves and Surplus	41816820	26175931	28887955
Minority Interest	1240844	78591	86026
Deposits	217107875	167085982	188266325
Borrowings	77122726	25174329	25654866
Other Liabilities and Provisions	13632601	9787206	10092274
Policyholders’ Funds	27138024	—	—

Total	378134708	228357739	253043243

ASSETS
Cash and balances with Reserve Bank of India	15416867	8806150	11718928
Balances with Banks and Money at Call and Short notice	4096269	1666136	7995853
Investments	99241121	51249318	51158171
Advances	240191629	153394517	166194929
Fixed Assets	1126051	682803	828255
Other Assets	18062771	12543936	15132228
Goodwill on Consolidation	—	14879	14879

Total	378134708	228357739	253043243

2	Consolidated Statement of Cash flow is given below:

	(₹ in lac)
Particulars	Half year ended		Year ended 31.03.2023
	30.09.2023	30.09.2022
	Unaudited	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax	3703026	2770476	6134680
Adjustment for:
Depreciation on fixed assets	151111	110525	234547
(Profit) / loss on revaluation of investments	(282878)	90063	54582
Amortisation of premium on held to maturity investments	47866	40404	85120
(Profit) / loss on sale of fixed assets	(3593)	541	(805)
Provision / charge for non performing assets	649793	832178	1356119
Provision for standard assets and contingencies	10590	(35533)	29289
Employee Stock Options / Units expense	67515	21381	78706

	4343430	3830035	7972238

Adjustments for:
Increase in investments	(7825274)	(6499453)	(6418203)
Increase in advances	(13919965)	(12132924)	(25456945)
Increase in deposits	13115629	11285679	32466022
Increase in other assets	(669733)	(3319187)	(5890979)
Increase / (decrease) in other liabilities and provisions	(45981)	861277	1045986
Increase for policyholders’ funds	1234344	—	—

	(3767550)	(5974573)	3718119

Direct taxes paid (net of refunds)	(792537)	(772515)	(1636749)

Net cash flow (used in) / from operating activities	(4560087)	(6747088)	2081370

Cash flows from investing activities:
Purchase of fixed assets	(173250)	(126031)	(346657)
Proceeds from sale of fixed assets	5053	1490	4268

Net cash flow used in investing activities	(168197)	(124541)	(342389)

Cash flows from financing activities:
Increase in minority interest	25744	7760	19896
Proceeds from issue of share capital, net of issue expenses	353464	227771	341583
Proceeds from exercise of convertible equity warrants	319281	—	—
Proceeds from issue of Tier 1 and Tier 2 capital bonds	—	300000	2300000
Redemption of Tier 1 and Tier 2 capital bonds	—	(1147700)	(1207700)
Increase in other borrowings	3543058	3240426	1800729
Dividend paid during the period	(840442)	(860452)	(860452)

Net cash flow from financing activities	3401105	1767805	2394056

Effect of exchange fluctuation on translation reserve	7363	37537	43171

Net increase / (decrease) in cash and cash equivalents	(1319816)	(5066287)	4176208

Cash and cash equivalents taken over on amalgamation	1118171	—	—
Cash and cash equivalents as at April 1st	19714781	15538573	15538573
Cash and cash equivalents as at the period end	19513136	10472286	19714781

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on October 16, 2023. The financial results for the quarter ended and half year ended September 30, 2023 have been subjected to a “Limited Review” by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter and half year ended September 30, 2022 and year ended March 31, 2023 have been subjected to an Audit by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 21 - Consolidated Financial Statements (“AS 21”) and Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) from time to time (“RBI Guidelines”), Insurance Regulatory and Development Authority of India (IRDAI) (Preparation of Financial Statements and Auditors Report of Insurance companies) regulations, 2002 (“IRDA Guidelines”) from time to time (“IRDA Guidelines” to the extent applicable for insurance entities) and other accounting principles generally accepted in India and is in compliance with the presentation and disclosure requirements of the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended including relevant circulars issued by the SEBI from time to time.

5

The Group has applied its significant accounting policies in preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2023 amended in respect of insurance entities and other subsidiaries of erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”) which were acquired as a part of amalgamation of eHDFC Limited with and into HDFC Bank Limited.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holding”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with ROC on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the quarter ended and half year ended September 30, 2023 include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings and results of subsidiaries of eHDFC Limited which became the subsidiaries of the Bank from effective date for the period from July 01, 2023 to September 30, 2023 and hence are not comparable with those of the immediately preceding quarter and the corresponding periods of the previous year.

The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in AS-14 “Accounting for amalgamation”. Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ in crore)
Assets taken over
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34

Total assets (A)	773,628.21

Liabilities, reserves and surplus taken over
Equity share warrants	265.64
Reserves and surplus	111,129.66
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33

Total Liabilities, reserves and surplus (B)	773,257.92

Net Assets C = (A-B)	370.29

Consequent upon amalgamation become effective, the authorised share capital of the Bank automatically stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

In relation to the Scheme, the Bank had made applications to RBI seeking certain forbearances / glidepath to commence from the effective date of the merger. The applications were submitted to RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI vide its letters dated April 20, 2023 and August 22, 2023 has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications. The Bank continues to engage with RBI in this regard.

7	Upon scheme becoming effective from July 01, 2023, the following entities (subsidiaries of eHDFC Limited) became the subsidiaries of the Bank.

Name of the Entity	Relationship
HDFC Life Insurance Company Limited	Direct Subsidiary
HDFC International Life and Re Company Limited	Indirect Subsidiary
HDFC Pension Management Company Limited	Indirect Subsidiary
HDFC Asset Management Company Limited	Direct Subsidiary
HDFC AMC International (IFSC) Limited	Indirect Subsidiary
HDFC Ergo General Insurance Company Limited	Direct Subsidiary
HDFC Sales Private Limited	Direct Subsidiary
HDFC Capital Advisors Limited	Direct Subsidiary
HDFC Trustee Company Limited	Direct Subsidiary
HDFC Credila Financial Services Limited	Direct Subsidiary
HDFC Education and Development Services Private Limited	Direct Subsidiary
Griha Pte Limited	Direct Subsidiary
Griha Investments	Direct Subsidiary

The Bank has not consolidated in the above results, ‘HDFC Credila Financial Services Limited’ and ‘HDFC Education and Development Services Private Limited’ its wholly owned subsidiaries, as the control of these subsidiaries is intended to be temporary (as directed by RBI) on the date of their acquisition. The consolidation of the remaining subsidiaries resulted into capital reserve of ₹ 3,438.82 crore (net of goodwill of ₹ 340.18 crore).

8

Provision for tax during the quarter and half year ended September 30, 2023 is net of write back of provision no longer required of ₹ 1,628.12 crore, pursuant to favourable appellate orders received by the Bank and its subsidiary.

9

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

11	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: October 16, 2023	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2023

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2023, at its meeting held in Mumbai on Monday, October 16, 2023. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 114.8% to ₹ 66,317 crore for the quarter ended September 30, 2023 from ₹ 30,871 crore for the quarter ended September 30, 2022. The consolidated profit after tax for the quarter ended September 30, 2023 was ₹ 16,811 crore, up 51.1%, over the quarter ended September 30, 2022. Earnings per share for the quarter ended September 30, 2023 was ₹ 22.2 and book value per share as of September 30, 2023 was ₹ 552.5.

The consolidated profit after tax for the half year ended September 30, 2023 was ₹ 29,182 crore, up 40.9%, over the half year ended September 30, 2022.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2023

The Bank’s net revenue grew by 33.1% to ₹ 38,093 crore for the quarter ended September 30, 2023 from ₹ 28,617 crore for the quarter ended September 30, 2022.

Net interest income (interest earned less interest expended) for the quarter ended September 30, 2023 grew by 30.3% to ₹ 27,385 crore from ₹ 21,021 crore for the quarter ended September 30, 2022. Core net interest margin for the quarter was 3.65% on total assets and 3.85% on interest earning assets. After absorbing debt funded cost for additional liquidity and merger management, the reported NIM for the quarter is 3.4% on total assets and 3.6% on interest earning assets.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Other income (non-interest revenue) for the quarter ended September 30, 2023 was ₹ 10,708 crore as against ₹ 7,596 crore in the corresponding quarter ended September 30, 2022. The four components of other income for the quarter ended September 30, 2023 were fees & commissions of ₹ 6,936 crore (₹ 5,803 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 1,221 crore (₹ 1,082 crore in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 1,041 crore (loss of ₹ 387 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,510 crore (₹ 1,098 crore in the corresponding quarter of the previous year).

Operating expenses for the quarter ended September 30, 2023 were ₹ 15,399 crore, an increase of 37.2% over ₹ 11,225 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 40.4%.

Pre-provision operating profit (PPOP) at ₹ 22,694 crore grew by 30.5% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended September 30, 2023 were ₹ 2,904 crore as against ₹ 3,240 crore for the quarter ended September 30, 2022.

The total credit cost ratio was at 0.49%, as compared to 0.87% for the quarter ending September 30, 2022.

Profit before tax (PBT) for the quarter ended September 30, 2023 was at ₹ 19,790 crore. After providing ₹ 3,814 crore for taxation, the Bank earned a net profit of ₹ 15,976 crore, an increase of 50.6% over the quarter ended September 30, 2022.

Balance Sheet: As of September 30, 2023

Total balance sheet size as of September 30, 2023 was ₹ 34,16,310 crore as against ₹ 22,27,893 crore as of September 30, 2022.

Total Deposits showed a healthy growth of approximately ₹ 1.1 lac crore during the quarter post merger, and were at ₹ 21,72,858 crore as of September 30, 2023, an increase of 29.8% over September 30, 2022. CASA deposits grew by 7.6% with savings account deposits at ₹ 5,69,956 crore and current account deposits at ₹ 2,47,749 crore. Time deposits were at ₹ 13,55,153 crore, an increase of 48.3% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 37.6% of total deposits as of September 30, 2023.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Gross advances increased by approximately ₹ 1.1 lac crore during the quarter post merger, and were at ₹ 23,54,633 crore as of September 30, 2023, an increase of 57.7% over September 30, 2022. Grossing up for transfers through inter-bank participation certificates and bills rediscounted, advances grew by 60.0% over September 30, 2022. Domestic retail loans grew by 112.1%, commercial and rural banking loans grew by 29.5% and corporate and other wholesale loans (excluding non-individual loans of eHDFC Ltd of approximately ₹ 1,02,800 crore) grew by 7.9%. Overseas advances constituted 1.7% of total advances.

Half Year ended September 30, 2023

For the half year ended September 30, 2023, the Bank earned a total income of ₹ 1,36,223 crore as against ₹ 87,742 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2023 were ₹ 70,922 crore, as against ₹ 54,486 crore for the half year ended September 30, 2022. Profit after tax for the half year ended September 30, 2023 was ₹ 27,928 crore, up by 41.0% over the corresponding half year ended September 30, 2022.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.5% as on September 30, 2023 (18.0% as on September 30, 2022) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 17.8% and Common Equity Tier 1 Capital ratio was at 17.3% as of September 30, 2023. Risk-weighted Assets were at ₹ 21,74,226 crore.

NETWORK

As of September 30, 2023, the Bank’s distribution network was at 7,945 branches and 20,596 ATMs across 3,836 cities / towns as against 6,499 branches and 18,868 ATMs across 3,226 cities / towns as of September 30, 2022. 52% of our branches are in semi-urban and rural areas. In addition, we have 15,352 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 1,97,899 as of September 30, 2023 (as against 1,61,027 as of September 30, 2022).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.34% of gross advances as on September 30, 2023, as against 1.41% on a proforma merged basis as on June 30, 2023, and 1.23% as on September 30, 2022. Net non-performing assets were at 0.35% of net advances as on September 30, 2023.

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP, while others do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting.

HDB Financial Services Limited (HDBFSL), in which the Bank holds an 94.8% stake, is a non-deposit taking NBFC offering wide a range of loans and asset finance products. For the quarter ended September 30, 2023, HDBFSL’s net revenue was at ₹ 2,357 crore as against ₹ 2,201 crore for the quarter ended September 30, 2022, a growth of 7.1%. Profit after tax for the quarter ended September 30, 2023 was ₹ 601 crore compared to ₹ 471 crore for the quarter ended September 30, 2022, a growth of 27.5%. Profit after tax for the half year ended September 30, 2023 was ₹ 1,168 crore compared to ₹ 913 crore for the half year ended September 30, 2022. The total loan book was ₹ 77,857 crore as on September 30, 2023 compared to ₹ 63,112 crore as on September 30, 2022, a growth of 23.4%. Stage 3 loans were at 2.38% of gross loans. As on September 30, 2023, total CAR was at 19.4% with Tier-I CAR at 15.7%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.4% stake, is a leading, long-term life insurance solutions provider in India. For the quarter ended September 30, 2023, HDFC Life’s net premium income was at ₹ 14,756 crore as against ₹ 13,111 crore for the quarter ended September 30, 2022, a growth of 12.5%. Profit after tax for the quarter ended September 30, 2023 was ₹ 377 crore compared to ₹ 326 crore for the quarter ended September 30, 2022, a growth of 15.5%. Profit after tax for the half year ended September 30, 2023 was ₹ 792 crore compared to ₹ 686 crore for the half year ended September 30, 2022.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.5% stake, offers a complete range of general insurance products. For the quarter ended September 30, 2023, premium earned (net) by HDFC ERGO was at ₹ 2,592 crore as against ₹ 2,118 crore for the quarter ended September 30, 2022, a growth of 22.4%. Profit after tax for the quarter ended September 30, 2023 was ₹ 236 crore compared to ₹ 177 crore for the quarter ended September 30, 2022, a growth of 33.1%. Profit after tax for the half year ended September 30, 2023 was ₹ 436 crore compared to ₹ 321 crore for the half year ended September 30, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.6% stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India and offers a comprehensive suite of savings and investment products. For the quarter ended September 30, 2023, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 5.25 lac crore, a growth of 22.2% over the quarter ended September 30, 2022. Profit after tax for the quarter ended September 30, 2023 was ₹ 438 crore compared to ₹ 364 crore for the quarter ended September 30, 2022, a growth of 20.2%. Profit after tax for the half year ended September 30, 2023 was ₹ 915 crore compared to ₹ 678 crore for the half year ended September 30, 2022.

HDFC Securities Limited (HSL), in which the Bank holds a 95.5% stake, is amongst the leading broking firms in India. For the quarter ended September 30, 2023, HSL’s total revenue was ₹ 603 crore, as against ₹ 468 crore for the quarter ended September 30, 2022. Profit after tax for the quarter was at ₹ 214 crore, as against ₹ 191 crore for the quarter ended September 30, 2022. Profit after tax for the half year ended September 30, 2023 was ₹ 404 crore compared to ₹ 380 crore for the half year ended September 30, 2022.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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Madhu Chhibber

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HDFC Bank Ltd., Mumbai.

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